SE

19012220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-13026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/18 (MM/DD/YY) AND ENDING 10/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Funds Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Chili Avenue

(No. and Street)

Rochester	New York	14624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo (585) 235-3600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP

(Name – *if individual, state last, first, middle name*)

2300 Buffalo Road, Building 200	Rochester	New York	14624
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

DEC 30 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Patricia Michaloski
Notary Public State of New York
No. 01MI4968452
Qualified in Orleans County
Commission Expires June 25, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Mutual Funds Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2019 and 2018, the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Funds Associates, Inc.'s management. Our responsibility is to express an opinion on Mutual Funds Associates, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Funds Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III - Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mutual Funds Associates, Inc.'s financial statements. The supplemental information is the responsibility of Mutual Funds Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flaherty Salmin LLP

We have served as Mutual Funds Associates, Inc.'s auditor since 2005.

Flaherty Salmin LLP
Rochester, New York

December 19, 2019

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2019 AND 2018

ASSETS

	2019	2018
Cash and cash equivalents	$ 80,867	$ 79,623
Marketable securities, at fair value	65,492	60,664
Commissions receivable	11,970	12,925
Prepaid expenses	1,740	1,740
Property and equipment, net	-	194
Total assets	$ 160,069	$ 155,146

LIABILITIES AND SHAREHOLDER'S EQUITY

	2019	2018
Liabilities:		
Commissions payable	$ 11,317	$ 12,047
Accounts payable	6,700	6,700
Due to Accu-Vest Planning, Inc.	-	6,000
Income taxes payable	4,292	2,192
Total liabilities	22,309	26,939
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	131,760	122,207
Total shareholder's equity	137,760	128,207
Total liabilities and shareholder's equity	$ 160,069	$ 155,146

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2019 AND 2018

	2019	2018
Revenue:		
Revenue from sale of investment company shares	$ 150,021	$ 178,940
Revenue from sale of insurance based products	152,479	154,369
Fees for account supervision and investment advisory	161,793	133,038
Dividends and interest income	3,429	3,317
Gains (losses) on marketable securities	1,700	(4,876)
Total revenue	469,422	464,788
Expenses:		
Commissions	365,009	358,037
Management fees	31,000	36,000
Rent	24,000	24,000
Professional fees	21,395	27,638
Other expenses	10,751	10,961
Regulatory fees	5,614	6,614
Total expenses	457,769	463,250
Income before provision for income taxes	11,653	1,538
Provision for income taxes	2,100	175
Net income	$ 9,553	$ 1,363

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2019 AND 2018

	Common Stock	Retained Earnings	Total
Balance, November 1, 2017	$ 6,000	$ 120,844	$ 126,844
Net income for the year ended October 31, 2018	-	1,363	1,363
Balance, October 31, 2018	6,000	122,207	128,207
Net income for the year ended October 31, 2019	-	9,553	9,553
Balance, October 31, 2019	$ 6,000	$ 131,760	$ 137,760

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2019 AND 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 9,553	$ 1,363
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	194	300
Decrease (increase) in marketable securities	(4,828)	1,839
Decrease (increase) in commissions receivable	955	(12,765)
Increase (decrease) in commissions payable	(730)	(17,857)
Increase (decrease) in accounts payable	-	6,700
Increase (decrease) in due to Accu-Vest Planning, Inc.	(6,000)	3,000
Increase (decrease) in income taxes payable	2,100	175
Net cash provided by (used in) operating activities	1,244	(17,245)
Net increase (decrease) in cash and cash equivalents	1,244	(17,245)
Cash and cash equivalents - beginning of year	79,623	96,868
Cash and cash equivalents - end of year	$ 80,867	$ 79,623
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission-based representative for several mutual fund companies and insurance companies. They receive a commission for placing clients with those companies. They do not take possession of client funds. Instead, client funds are deposited directly to and managed by the mutual fund company or the insurance company. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Revenue - Revenue from sale of investment company shares and insurance based products consists of sales-based and trailing commission income. Sales-based commission income is recorded as client funds are placed with the mutual fund company or the insurance company. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Fees for Account Supervision and Investment Advisory - Fees for account supervision and investment advisory revenue are recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

Income Taxes - The Company accounts for income taxes in accordance with the ASC regarding Accounting for Income Taxes. This standard requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2019 and 2018.

New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This standard outlines a single comprehensive model for revenue recognition with a set of principles to be used for determining when revenue should be recognized, supersedes existing revenue recognition requirements, eliminates most industry-specific guidance under generally accepted accounting principles, and is effective for years beginning after December 15, 2017.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) to clarify the presentation of restricted cash in the Statement of Cash Flows. This standard requires the change in restricted cash to be presented as a change in cash for the period and is effective for years beginning after December 15, 2017. The Company does not have any restricted cash so this new standard is not applicable.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This standard is effective for years beginning after December 15, 2018. The Company is currently evaluating the potential impact of adopting this accounting standard.

3. REVENUE RECOGNITION

On November 1, 2018, the Company adopted ASU 2014-09 using the cumulative effect approach. There was no impact to retained earnings as of November 1, 2018, or to revenue for the year ended October 31, 2019 since the implementation of the standard did not have a material impact on the Company's measurement or recognition of revenue.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

3. REVENUE RECOGNITION, Continued

The Company's revenue from sale of investment company shares and insurance based products represents commissions generated by advisors for their client's purchases of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment or insurance products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue as it is responsible for the execution of the client's purchase and maintaining the relationship with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment or insurance product and is based on the amount purchased and the commission schedule for the particular product. Trailing commission revenue is generally based on a percentage of the current market value of the client's investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

The Company's fees for account supervision and investment advisory are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The fees are calculated based upon average monthly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

4. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

4. FAIR VALUE MEASUREMENT, Continued

The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies, that is considered a Level 1 asset.

The Company's mutual fund is valued at quoted market price, which represents the net asset value of shares held by the Company at year end. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2019	2018
Office equipment	$ 7,992	$ 7,992
Less: Accumulated depreciation	7,992	7,798
	$ -	$ 194

Depreciation expense totaled $194 and $300, for the years ended October 31, 2019 and 2018, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2019, the Company had net capital of $126,196 which was $121,196 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .1768 to 1.

7. INCOME TAXES

The provision for income taxes consists of the following:

	2019	2018
Currently payable - Federal	$ 2,100	$ -
Currently payable - State	-	175
	$ 2,100	$ 175

The actual income tax provision for the years ended October 31, 2019 and 2018 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gains and losses on marketable securities.

8. RELATED PARTY TRANSACTIONS

The Company receives fees for account supervision and investment advisory from Core Alpha, Inc., an entity wholly owned by the President of the Company, who is also a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $161,793 and $133,038 for the years ended October 31, 2019 and 2018, respectively.

8. RELATED PARTY TRANSACTIONS, Continued

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense totaled $24,000 for each of the years ended October 31, 2019 and 2018.

The Company pays management fees to Accu-Vest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $31,000 and $36,000 for the years ended October 31, 2019 and 2018, respectively.

The Company pays consulting fees to the shareholder under an informal agreement. Consulting fees totaled $12,000 for each of the years ended October 31, 2019 and 2018.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2019

1.	Total ownership equity from Statement of Financial Condition		$ 137,760
2.	Deduct: Ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		137,760
4.	Add:		
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B.	Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities		137,760
6.	Deductions and/or charges:		
	A.	Total non-allowable assets from Statement of Financial Condition	(1,740)
	B.	Secured demand note deficiency	-
	C.	Commodity futures contracts and spot commodities	-
	D.	Other deductions and/or charges	-
7.	Other additions and/or allowable credits		-
8.	Net Capital before haircuts on securities positions		136,020
9.	Haircuts on securities:		
	A.	Contractual securities commitments	-
	B.	Subordinated securities borrowings	-
	C.	Trading and investment securities:	
	1.	Exempted securities	-
	2.	Debt securities	-
	3.	Options	-
	4.	Other securities	(9,824)
	D.	Undue concentration	-
	E.	Other	-
10.	Net Capital		$ 126,196

Continued on next page

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2019
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,487
12.	Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 121,196
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 120,196

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			$ 22,309
17.	Add:	A.	Drafts for immediate credit	-
		B.	Market value of securities borrowed for which no equivalent value is paid or credited	-
		C.	Other unrecorded amounts	-
18.	Deduct:		Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness			$ 22,309
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			17.68%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net Capital per the Company's FOCUS Report (Unaudited)	$ 126,196
Difference	-
Net Capital per this computation	$ 126,196

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2019

Computation for determination of reserve requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2019

Information relating to the possession or control requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Mutual Funds Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which Mutual Funds Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Funds Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 based on the provisions set forth in paragraph (k)(1) and Mutual Funds Associates, Inc. stated that Mutual Funds Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Funds Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Funds Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 19, 2019

MUTUAL FUNDS ASSOCIATES INC.

Rule 15c3-3 Exemption Report

Mutual Funds Associates, Inc. is a broker/dealer registered with the SEC and FINRA.

Mutual Funds Associates, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2019.

Mutual Funds Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

Mutual Funds Associates, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout fiscal year ended October 31, 2019 without exception.

The above statements are true and correct to the best of my knowledge and belief.

Scott J. Zollo, Principal
Mutual Funds Associates, Inc.

December 18, 2019

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder
Mutual Funds Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mutual Funds Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating Mutual Funds Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2019. Mutual Funds Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended October 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's related supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's related supporting schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Mutual Funds Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended October 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Mutual Funds Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 19, 2019